

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2011

Karen L. Luey
Chief Financial Officer
Jamba, Inc.
6475 Christie Avenue, Suite 150
Emeryville, CA 94608

> **Re:** **Jamba, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2009**
> **Filed March 10, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2010**
> **File No. 001-32552**

Dear Ms. Luey:

We have reviewed your response letter dated January 11, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Jamba, Inc. Results of Operations – Fiscal 2009 Compared to Fiscal 2008, page 45

1. Please refer to your response to our prior comment three. We have reviewed the sample expanded disclosure included in your response and note that you still have not quantified the absolute impact of several of the factors that resulted in the fluctuation in your reported "Company Store" revenue for fiscal years 2009 and 2008. For example, your sample disclosure does not include quantification of the absolute impact of (i) the reduction in transaction count, (ii) the increase in average check, or (iii) the net decrease in Company Stores. As such, we reissue our prior comment. Please revise your disclosure to quantify the absolute impact of all factors that materially impacted your

reported revenue and costs. Provide a sample of your proposed revised disclosure as part of your response.

Definitive Proxy Statement on Schedule 14A

Non-Equity Incentive Compensation, page 17

2.   We note your response to our prior comment 9 and reissue in part. In future filings, if different EBITDA targets are established for your Chief Executive Officer and other named executive officers, please provide a detailed explanation for the differences to include your Compensation and Executive Development Committee's rational for establishing the different targets. Please confirm your understanding.

You may contact Jeffrey Sears at 202-551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief